Nexa Resources S.A.

37A, Avenue J-F Kennedy

L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Voting Results of the Annual General Meeting of Shareholders
held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on June 22, 2023

Resolution	FOR			AGAINST			ABSTENTION			Total number of votes cast (excluding ABSTENTIONS)	Majority (%)
	(a) as per tabulation report (FOR)	(b) other than (a)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a)	Total number ABSTENTION
		(FOR)			(AGAINST)			(ABSTENTION)
1. Annual Accounts 2022	27,882,403	85,655,128	113,537,531	2,703	0	2,703	2,003	0	2,003	113,540,234	99.998
2. Consolidated financial statements 2022	27,882,492	85,655,128	113,537,620	2,614	0	2,614	2,003	0	2,003	113,540,234	99.998
3. Confirm the advance on dividends, share premium reimbursement and carry forward the loss for 2022	21,047,418	85,655,128	106,702,546	5,148	0	5,148	6,834,543	0	6,834,543	106,707,694	99.995
4. Discharge Board members	11,518,134	85,655,128	97,173,262	9,528,175	0	9,528,175	6,840,800	0	6,840,800	106,701,437	91.070
5. Elect one new member of the Board:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
a) Mr. Hilmar Rode	16,517,943	85,655,128	102,173,071	490,194	0	490,194	10,878,972	0	10,878,972	102,663,265	99.523
6. Remuneration of Board members	27,858,259	85,655,128	113,513,387	18,273	0	18,273	10,577	0	10,577	113,531,660	99.984
7. Appointment of the statutory auditor	14,368,218	85,655,128	100,023,346	13,518,590	0	13,518,590	301	0	301	113,541,936	88.094

Chairman Alexandre Druta				Secretary Karl Pardaens				Scrutineer Cristina Beniog

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